UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
Name: Kunihito Takaichi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  November 13, 2026

November 13, 2026

Sumitomo Mitsui Financial Group, Inc.

Corrections to “Consolidated financial results for the fiscal year ended March 31, 2026

<Under Japanese GAAP>” and Corrections to “Financial Results Fiscal Year 3/2026 -Supplementary

Information-”

TOKYO, November 13, 2026 — Sumitomo Mitsui Financial Group, Inc. announced today the following corrections to its “Consolidated financial results for the fiscal year ended March 31, 2026 (under Japanese GAAP)” and Corrections to “Financial Results Fiscal Year 3/2026 -Supplementary Information-” disclosed on May 13, 2026. (Corrected items are underlined)

I. Reason for the corrections

Regarding reasons for corrections, please refer to the separate “Notice regarding the Filing of an Amendment Report for the Annual Securities Report for the Previous Fiscal Year and Corrections of Financial Results and Related Materials for Previous Fiscal Periods” dated today (November 13, 2026).

II. Corrected Sections

Summary

1. Consolidated financial results (for the fiscal year ended March 31, 2026)

(1) Operating results

(Before correction)

(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2026	¥10,790,853	6.1%	¥2,303,350	34.0%	¥1,582,973	34.4%
Fiscal year ended March 31, 2025	10,174,894	8.8	1,719,482	17.3	1,177,996	22.3

Notes: 1.	Comprehensive income:

(a) for the fiscal year ended March 31, 2026: ¥ 2,129,077 million [198.8%]
(b) for the fiscal year ended March 31, 2025: ¥ 712,549 million [(72.9)%]

(After correction)

(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2026	¥10,790,853	6.1%	¥2,303,350	34.0%	¥1,582,973	34.4%
Fiscal year ended March 31, 2025	10,174,894	8.8	1,719,482	17.3	1,177,996	22.3

Notes: 1.	Comprehensive income:

(a) for the fiscal year ended March 31, 2026: ¥ 2,060,864 million [189.2%]
(b) for the fiscal year ended March 31, 2025: ¥ 712,549 million [(72.9)%]

(2) Financial position

(Before correction)

	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2026	¥ 328,511,145	¥ 15,933,144	4.8%	¥ 4,135.71
As of March 31, 2025	306,282,015	14,841,509	4.8	3,795.62

Notes: 1.	Stockholders’ equity:
	(a) as of March 31, 2026:	¥15,785,457 million	(b) as of March 31, 2025:	¥14,703,435 million

(After correction)

	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2026	¥ 328,411,534	¥ 15,864,931	4.8%	¥ 4,117.84
As of March 31, 2025	306,282,015	14,841,509	4.8	3,795.62

Notes: 1.	Stockholders’ equity:
	(a) as of March 31, 2026:	¥15,717,244 million	(b) as of March 31, 2025:	¥14,703,435 million

2. Dividends on common stock

(Before correction)

	(Millions of yen, except per share data and percentages)
	Cash dividends per share								Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter		2nd quarter	3rd quarter		4th quarter	Annual
Fiscal year
ended March 31, 2025	¥	—	¥180	¥	—	¥62	¥	—	¥475,061	40.3%	3.2%
ended March 31, 2026		—	78		—	79		157	601,667	38.0	3.9
ending March 31, 2027 forecast/Before considering the stock split		—	90		—	90		180		40.0
(forecast/After considering the stock split)		—	90		—	45		—		40.0

(After correction)

	(Millions of yen, except per share data and percentages)
	Cash dividends per share								Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter		2nd quarter	3rd quarter		4th quarter	Annual
Fiscal year
ended March 31, 2025	¥	—	¥180	¥	—	¥62	¥	—	¥475,061	40.3%	3.2%
ended March 31, 2026		—	78		—	79		157	601,667	38.0	4.0
ending March 31, 2027 forecast/Before considering the stock split		—	90		—	90		180		40.0
(forecast/After considering the stock split)		—	90		—	45		—		40.0

I. Operating and financial review

2. Consolidated financial position as of March 31, 2026

(1) Assets and liabilities

(Before correction)

Total assets as of March 31, 2026 were ¥ 328,511.1 billion, a year-on-year increase of ¥ 22,229.1 billion.

(After correction)

Total assets as of March 31, 2026 were ¥ 328,411.5 billion, a year-on-year increase of ¥ 22,129.5 billion.

(2) Net assets

(Before correction)

Net assets were ¥ 15,933.1 billion, a year-on-year increase of ¥ 1,091.6 billion.

(After correction)

Net assets were ¥ 15,864.9 billion, a year-on-year increase of ¥ 1,023.4 billion.

Page 4~5

III. Consolidated financial statements

1. Consolidated balance sheets

(Before correction)

March 31	Millions of yen
	2025	2026
Assets:
Cash and due from banks	¥75,590,583	¥73,696,930
Call loans and bills bought	5,197,978	7,882,022
Receivables under resale agreements	16,205,759	20,099,101
Receivables under securities borrowing transactions	5,799,821	6,247,642
Monetary claims bought	5,618,985	6,079,754
Trading assets	11,976,375	16,701,913
Money held in trust	32,272	36,902
Securities	40,760,968	39,974,120
Loans and bills discounted	111,136,239	117,629,215
Foreign exchanges	2,712,573	2,030,821
Lease receivables and investment assets	231,199	231,429
Other assets	13,722,960	18,240,722
Tangible fixed assets	1,006,556	1,074,673
Buildings	329,897	350,581
Land	409,805	420,805
Lease assets	25,850	25,360
Construction in progress	48,832	92,110
Other tangible fixed assets	192,170	185,815
Intangible fixed assets	1,017,322	1,151,037
Software	731,749	862,113
Goodwill	230,070	242,387
Lease assets	155	665
Other intangible fixed assets	55,348	45,870
Net defined benefit asset	987,288	1,299,540
Deferred tax assets	71,261	109,614
Customers’ liabilities for acceptances and guarantees	15,139,799	17,033,172
Reserve for possible loan losses	(925,931)	(1,007,469)

Total assets	¥306,282,015	¥328,511,145

(continued)

March 31	Millions of yen
	2025	2026
Liabilities:
Deposits	¥171,498,651	¥185,674,241
Negotiable certificates of deposit	17,175,391	15,667,132
Call money and bills sold	4,378,276	3,656,736
Payables under repurchase agreements	25,797,136	23,764,473
Payables under securities lending transactions	2,183,655	1,136,833
Commercial paper	2,686,483	3,380,389
Trading liabilities	9,726,615	13,089,960
Borrowed money	11,355,209	9,370,996
Foreign exchanges	1,771,839	1,436,381
Short-term bonds	728,200	773,500
Bonds	13,352,392	15,369,164
Due to trust account	1,041,660	956,169
Other liabilities	13,700,199	20,103,338
Reserve for employee bonuses	130,464	146,303
Reserve for executive bonuses	5,433	5,973
Net defined benefit liability	33,890	34,317
Reserve for executive retirement benefits	1,007	907
Reserve for point service program	32,656	63,254
Reserve for reimbursement of deposits	5,573	35,806
Reserve for losses on interest repayment	242,127	226,742
Reserves under the special laws	5,365	6,737
Deferred tax liabilities	422,050	619,716
Deferred tax liabilities for land revaluation	26,424	25,750
Acceptances and guarantees	15,139,799	17,033,172

Total liabilities	291,440,506	312,578,001

Net assets:
Capital stock	2,345,960	2,346,888
Capital surplus	611,423	582,909
Retained earnings	8,290,170	8,871,065
Treasury stock	(38,512)	(48,851)

Total stockholders’ equity	11,209,042	11,752,012

Net unrealized gains (losses) on other securities	1,930,834	2,185,092
Net deferred gains (losses) on hedges	(168,604)	(300,715)
Land revaluation excess	32,849	29,133
Foreign currency translation adjustments	1,411,827	1,706,949
Accumulated remeasurements of defined benefit plans	287,487	412,985

Total accumulated other comprehensive income	3,494,393	4,033,445

Stock acquisition rights	767	594
Non-controlling interests	137,306	147,092

Total net assets	14,841,509	15,933,144

Total liabilities and net assets	¥306,282,015	¥328,511,145

(After correction)

March 31	Millions of yen
	2025	2026
Assets:
Cash and due from banks	¥75,590,583	¥73,696,930
Call loans and bills bought	5,197,978	7,882,022
Receivables under resale agreements	16,205,759	20,099,101
Receivables under securities borrowing transactions	5,799,821	6,247,642
Monetary claims bought	5,618,985	5,980,143
Trading assets	11,976,375	16,701,913
Money held in trust	32,272	36,902
Securities	40,760,968	39,974,120
Loans and bills discounted	111,136,239	117,629,215
Foreign exchanges	2,712,573	2,030,821
Lease receivables and investment assets	231,199	231,429
Other assets	13,722,960	18,240,722
Tangible fixed assets	1,006,556	1,074,673
Buildings	329,897	350,581
Land	409,805	420,805
Lease assets	25,850	25,360
Construction in progress	48,832	92,110
Other tangible fixed assets	192,170	185,815
Intangible fixed assets	1,017,322	1,151,037
Software	731,749	862,113
Goodwill	230,070	242,387
Lease assets	155	665
Other intangible fixed assets	55,348	45,870
Net defined benefit asset	987,288	1,299,540
Deferred tax assets	71,261	109,614
Customers’ liabilities for acceptances and guarantees	15,139,799	17,033,172
Reserve for possible loan losses	(925,931)	(1,007,469)

Total assets	¥306,282,015	¥328,411,534

(continued)

March 31	Millions of yen
	2025	2026
Liabilities:
Deposits	¥171,498,651	¥185,674,241
Negotiable certificates of deposit	17,175,391	15,667,132
Call money and bills sold	4,378,276	3,656,736
Payables under repurchase agreements	25,797,136	23,764,473
Payables under securities lending transactions	2,183,655	1,136,833
Commercial paper	2,686,483	3,380,389
Trading liabilities	9,726,615	13,089,960
Borrowed money	11,355,209	9,370,996
Foreign exchanges	1,771,839	1,436,381
Short-term bonds	728,200	773,500
Bonds	13,352,392	15,369,164
Due to trust account	1,041,660	956,169
Other liabilities	13,700,199	20,103,338
Reserve for employee bonuses	130,464	146,303
Reserve for executive bonuses	5,433	5,973
Net defined benefit liability	33,890	34,317
Reserve for executive retirement benefits	1,007	907
Reserve for point service program	32,656	63,254
Reserve for reimbursement of deposits	5,573	35,806
Reserve for losses on interest repayment	242,127	226,742
Reserves under the special laws	5,365	6,737
Deferred tax liabilities	422,050	588,318
Deferred tax liabilities for land revaluation	26,424	25,750
Acceptances and guarantees	15,139,799	17,033,172

Total liabilities	291,440,506	312,546,603

Net assets:
Capital stock	2,345,960	2,346,888
Capital surplus	611,423	582,909
Retained earnings	8,290,170	8,871,065
Treasury stock	(38,512)	(48,851)

Total stockholders’ equity	11,209,042	11,752,012

Net unrealized gains (losses) on other securities	1,930,834	2,116,878
Net deferred gains (losses) on hedges	(168,604)	(300,715)
Land revaluation excess	32,849	29,133
Foreign currency translation adjustments	1,411,827	1,706,949
Accumulated remeasurements of defined benefit plans	287,487	412,985

Total accumulated other comprehensive income	3,494,393	3,965,231

Stock acquisition rights	767	594
Non-controlling interests	137,306	147,092

Total net assets	14,841,509	15,864,931

Total liabilities and net assets	¥306,282,015	¥328,411,534

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of comprehensive income)

(Before correction)

Year ended March 31	Millions of yen
	2025	2026
Profit	¥1,186,877	¥1,584,815
Other comprehensive income (losses)	(474,327)	544,262
Net unrealized gains (losses) on other securities	(420,445)	259,448
Net deferred gains (losses) on hedges	(99,721)	(132,981)
Land revaluation excess	—	(776)
Foreign currency translation adjustments	(18,937)	325,502
Remeasurements of defined benefit plans	(2,819)	125,135
Share of other comprehensive income of affiliates	67,596	(32,065)

Total comprehensive income	712,549	2,129,077

Comprehensive income attributable to owners of parent	703,678	2,124,964
Comprehensive income attributable to non-controlling interests	8,871	4,112

(After correction)

Year ended March 31	Millions of yen
	2025	2026
Profit	¥1,186,877	¥1,584,815
Other comprehensive income (losses)	(474,327)	476,049
Net unrealized gains (losses) on other securities	(420,445)	191,234
Net deferred gains (losses) on hedges	(99,721)	(132,981)
Land revaluation excess	—	(776)
Foreign currency translation adjustments	(18,937)	325,502
Remeasurements of defined benefit plans	(2,819)	125,135
Share of other comprehensive income of affiliates	67,596	(32,065)

Total comprehensive income	712,549	2,060,864

Comprehensive income attributable to owners of parent	703,678	2,056,751
Comprehensive income attributable to non-controlling interests	8,871	4,112

Page 9~10

3. Consolidated statements of changes in net assets

(Before correction)

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2026	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042
Changes in the fiscal year
Issuance of new stock	927	927			1,855
Cash dividends			(540,292)		(540,292)
Profit attributable to owners of parent			1,582,973		1,582,973
Purchase of treasury stock				(250,624)	(250,624)
Disposal of treasury stock		(499)		759	260
Cancellation of treasury stock		(239,526)		239,526	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(57)			(57)
Decrease due to a decrease in equity method affiliates			(224,699)		(224,699)
Changes in equity interest in subsidiaries of equity method affiliates		(29,383)			(29,383)
Reversal of land revaluation excess			2,939		2,939
Transfer from retained earnings to capital surplus		240,025	(240,025)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	927	(28,513)	580,894	(10,339)	542,969

Balance at the end of the fiscal year	¥2,346,888	¥582,909	¥8,871,065	¥(48,851)	¥11,752,012

Year ended March 31, 2026	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,930,834	¥(168,604)	¥32,849	¥1,411,827	¥287,487	¥3,494,393
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to a decrease in equity method affiliates
Changes in equity interest in subsidiaries of equity method affiliates
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	254,257	(132,110)	(3,715)	295,122	125,497	539,051

Net changes in the fiscal year	254,257	(132,110)	(3,715)	295,122	125,497	539,051

Balance at the end of the fiscal year	¥2,185,092	¥(300,715)	¥29,133	¥1,706,949	¥412,985	¥4,033,445

(Continued)

	Millions of yen
Year ended March 31, 2026	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥767	¥137,306	¥14,841,509
Changes in the fiscal year
Issuance of new stock			1,855
Cash dividends			(540,292)
Profit attributable to owners of parent			1,582,973
Purchase of treasury stock			(250,624)
Disposal of treasury stock			260
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(57)
Decrease due to a decrease in equity method affiliates			(224,699)
Changes in equity interest in subsidiaries of equity method affiliates			(29,383)
Reversal of land revaluation excess			2,939
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(173)	9,786	548,665

Net changes in the fiscal year	(173)	9,786	1,091,635

Balance at the end of the fiscal year	¥594	¥147,092	¥15,933,144

(After correction)

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2026	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042
Changes in the fiscal year
Issuance of new stock	927	927			1,855
Cash dividends			(540,292)		(540,292)
Profit attributable to owners of parent			1,582,973		1,582,973
Purchase of treasury stock				(250,624)	(250,624)
Disposal of treasury stock		(499)		759	260
Cancellation of treasury stock		(239,526)		239,526	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(57)			(57)
Decrease due to a decrease in equity method affiliates			(224,699)		(224,699)
Changes in equity interest in subsidiaries of equity method affiliates		(29,383)			(29,383)
Reversal of land revaluation excess			2,939		2,939
Transfer from retained earnings to capital surplus		240,025	(240,025)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	927	(28,513)	580,894	(10,339)	542,969

Balance at the end of the fiscal year	¥2,346,888	¥582,909	¥8,871,065	¥(48,851)	¥11,752,012

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2026	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,930,834	¥(168,604)	¥32,849	¥1,411,827	¥287,487	¥3,494,393
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to a decrease in equity method affiliates
Changes in equity interest in subsidiaries of equity method affiliates
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	186,043	(132,110)	(3,715)	295,122	125,497	470,838

Net changes in the fiscal year	186,043	(132,110)	(3,715)	295,122	125,497	470,838

Balance at the end of the fiscal year	¥2,116,878	¥(300,715)	¥29,133	¥1,706,949	¥412,985	¥3,965,231

	Millions of yen
Year ended March 31, 2026	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥767	¥137,306	¥14,841,509
Changes in the fiscal year
Issuance of new stock			1,855
Cash dividends			(540,292)
Profit attributable to owners of parent			1,582,973
Purchase of treasury stock			(250,624)
Disposal of treasury stock			260
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(57)
Decrease due to a decrease in equity method affiliates			(224,699)
Changes in equity interest in subsidiaries of equity method affiliates			(29,383)
Reversal of land revaluation excess			2,939
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(173)	9,786	480,451

Net changes in the fiscal year	(173)	9,786	1,023,421

Balance at the end of the fiscal year	¥594	¥147,092	¥15,864,931

4. Consolidated statements of cash flows

(Before correction)

	Millions of yen
Year ended March 31	2025	2026
Cash flows from operating activities:
Income before income taxes	¥1,699,943	¥2,251,725
Depreciation	247,868	264,838
Losses on impairment of fixed assets	7,052	4,496
Amortization of goodwill	32,912	26,246
Losses related to the sale of part of the US banking subsidiary’s business	—	46,112
Net (gains) losses on step acquisitions	—	1,367
Equity in (gains) losses of affiliates	5,504	(137,710)
Net change in reserve for possible loan losses	111,300	76,329
Net change in reserve for employee bonuses	14,321	13,043
Net change in reserve for executive bonuses	1,038	523
Net change in net defined benefit asset and liability	(76,526)	(311,682)
Net change in reserve for executive retirement benefits	(172)	(100)
Net change in reserve for point service program	(2,966)	30,597
Net change in reserve for reimbursement of deposits	(3,655)	30,232
Net change in reserve for losses on interest repayment	120,180	(15,384)
Interest income	(6,928,577)	(7,224,758)
Interest expenses	4,590,358	4,505,121
Net (gains) losses on securities	(460,489)	(378,553)
Net (gains) losses from money held in trust	88	(392)
Net exchange (gains) losses	825	(816,062)
Net (gains) losses from disposal of fixed assets	11,753	(1,724)
Net change in trading assets	(595,017)	(7,716,989)
Net change in trading liabilities	(299,132)	6,691,725
Net change in loans and bills discounted	(4,223,203)	(5,769,364)
Net change in deposits	6,752,524	12,846,621
Net change in negotiable certificates of deposit	2,506,958	(1,544,982)
Net change in borrowed money (excluding subordinated borrowings)	(3,315,758)	(2,045,097)
Net change in deposits with banks	2,299,127	(4,141,388)
Net change in call loans and bills bought and others	(6,829,158)	(6,548,973)
Net change in receivables under securities borrowing transactions	1,005,991	(448,302)
Net change in call money and bills sold and others	7,138,387	(2,938,650)
Net change in commercial paper	216,445	690,162
Net change in payables under securities lending transactions	441,046	(1,046,408)
Net change in foreign exchanges (assets)	(646,936)	701,146
Net change in foreign exchanges (liabilities)	(1,100,136)	(341,174)
Net change in lease receivables and investment assets	(16,993)	16,973
Net change in short-term bonds (liabilities)	(134,800)	45,300
Issuance and redemption of bonds (excluding subordinated bonds)	121,915	609,074
Net change in due to trust account	(204,537)	(85,490)
Interest received	6,964,670	7,376,170
Interest paid	(4,588,453)	(4,386,201)
Other, net	478,347	(29,421)

Subtotal	5,342,048	(9,701,005)

Income taxes paid	(493,583)	(582,134)

Net cash provided by (used in) operating activities	4,848,464	(10,283,139)

(After correction)

	Millions of yen
Year ended March 31	2025	2026
Cash flows from operating activities:
Income before income taxes	¥1,699,943	¥2,251,725
Depreciation	247,868	264,838
Losses on impairment of fixed assets	7,052	4,496
Amortization of goodwill	32,912	26,246
Losses related to the sale of part of the US banking subsidiary’s business	—	46,112
Net (gains) losses on step acquisitions	—	1,367
Equity in (gains) losses of affiliates	5,504	(137,710)
Net change in reserve for possible loan losses	111,300	76,329
Net change in reserve for employee bonuses	14,321	13,043
Net change in reserve for executive bonuses	1,038	523
Net change in net defined benefit asset and liability	(76,526)	(311,682)
Net change in reserve for executive retirement benefits	(172)	(100)
Net change in reserve for point service program	(2,966)	30,597
Net change in reserve for reimbursement of deposits	(3,655)	30,232
Net change in reserve for losses on interest repayment	120,180	(15,384)
Interest income	(6,928,577)	(7,224,758)
Interest expenses	4,590,358	4,505,121
Net (gains) losses on securities	(460,489)	(378,553)
Net (gains) losses from money held in trust	88	(392)
Net exchange (gains) losses	825	(816,062)
Net (gains) losses from disposal of fixed assets	11,753	(1,724)
Net change in trading assets	(595,017)	(7,716,989)
Net change in trading liabilities	(299,132)	6,691,725
Net change in loans and bills discounted	(4,223,203)	(5,769,364)
Net change in deposits	6,752,524	12,846,621
Net change in negotiable certificates of deposit	2,506,958	(1,544,982)
Net change in borrowed money (excluding subordinated borrowings)	(3,315,758)	(2,045,097)
Net change in deposits with banks	2,299,127	(4,141,388)
Net change in call loans and bills bought and others	(6,829,158)	(6,449,362)
Net change in receivables under securities borrowing transactions	1,005,991	(448,302)
Net change in call money and bills sold and others	7,138,387	(2,938,650)
Net change in commercial paper	216,445	690,162
Net change in payables under securities lending transactions	441,046	(1,046,408)
Net change in foreign exchanges (assets)	(646,936)	701,146
Net change in foreign exchanges (liabilities)	(1,100,136)	(341,174)
Net change in lease receivables and investment assets	(16,993)	16,973
Net change in short-term bonds (liabilities)	(134,800)	45,300
Issuance and redemption of bonds (excluding subordinated bonds)	121,915	609,074
Net change in due to trust account	(204,537)	(85,490)
Interest received	6,964,670	7,376,170
Interest paid	(4,588,453)	(4,386,201)
Other, net	478,347	(129,032)

Subtotal	5,342,048	(9,701,005)

Income taxes paid	(493,583)	(582,134)

Net cash provided by (used in) operating activities	4,848,464	(10,283,139)

5. Notes to consolidated financial statements

(Per share data)

(Before correction)

As of and for the fiscal year ended March 31, 2026	Yen
Net assets per share	¥4,135.71
Earnings per share	411.97
Earnings per share (diluted)	411.88
(Notes) 2. Net assets per share is calculated based on the following:
March 31, 2026	Millions of yen, except number of shares
Net assets	¥15,933,144
Amount excluded from net assets	147,687
Stock acquisition rights	594
Non-controlling interests	147,092
Net assets attributable to common stock at the fiscal year-end	15,785,457
Number of common stock at the fiscal year-end used for the calculation of net assets per share (in thousands)	3,816,866
(After correction)
As of and for the fiscal year ended March 31, 2026	Yen
Net assets per share	¥4,117.84
Earnings per share	411.97
Earnings per share (diluted)	411.88
(Notes) 2. Net assets per share is calculated based on the following:
March 31, 2026	Millions of yen, except number of shares
Net assets	¥15,864,931
Amount excluded from net assets	147,687
Stock acquisition rights	594
Non-controlling interests	147,092
Net assets attributable to common stock at the fiscal year-end	15,717,244
Number of common stock at the fiscal year-end used for the calculation of net assets per share (in thousands)	3,816,866

(Significant subsequent events)

(6) Effect on per share data

(Before correction)

Yen
Net assets per share	¥2,067.86
Earnings per share	205.99
Earnings per share (diluted)	205.94
(After correction)
Yen
Net assets per share	¥2,058.92
Earnings per share	205.99
Earnings per share (diluted)	205.94

Appendix: Financial results for the fiscal year ended March 31, 2026 supplementary information — Page 4

4. Unrealized gains (losses) on securities

(Before correction)

Consolidated	(Millions of yen)

		Mar. 31, 2026					Mar. 31, 2025
		Balance sheet	Net unrealized gains (losses)				Balance sheet	Net unrealized gains (losses) (b)
		amount					amount
			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	4,655,314	(178,649)	(172,475)	7	178,657	274,414	(6,174)
Other securities	2	34,802,305	3,220,233	414,210	3,933,829	713,596	39,776,760	2,806,023
Stocks	3	3,503,280	2,497,195	536,268	2,498,675	1,480	3,045,167	1,960,926
Bonds	4	7,556,702	(271,242)	(126,405)	6,858	278,101	13,893,477	(144,837)
Japanese government bonds	5	5,476,427	(120,444)	(68,049)	64	120,509	11,180,546	(52,395)
Others	6	23,742,321	994,280	4,347	1,428,295	434,014	22,838,114	989,933
Foreign bonds	7	18,534,788	(300,425)	148,672	79,365	379,791	17,424,744	(449,098)
Other money held in trust	8	521	-	-	-	-	520	-
Total	9	39,458,141	3,041,584	241,734	3,933,837	892,253	40,051,695	2,799,849
Stocks	10	3,503,280	2,497,195	536,268	2,498,675	1,480	3,045,167	1,960,926
Bonds	11	12,142,145	(449,828)	(298,816)	6,858	456,686	14,167,892	(151,011)
Others	12	23,812,715	994,216	4,283	1,428,303	434,086	22,838,635	989,933

SMBC non-consolidated	(Millions of yen)

		Mar. 31, 2026					Mar. 31, 2025
		Balance sheet	Net unrealized gains (losses)				Balance sheet	Net unrealized gains (losses) (b)
		amount					amount
			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	4,087,646	(169,416)	(168,258)	-	169,416	22,300	(1,158)
Stocks of subsidiaries and affiliates	14	5,310,009	(80,761)	(10,703)	2,087	82,848	5,009,805	(70,058)
Other securities	15	27,451,228	2,213,599	439,161	2,902,742	689,142	33,564,599	1,774,438
Stocks	16	3,082,836	2,309,338	492,168	2,313,069	3,731	2,693,563	1,817,170
Bonds	17	7,325,242	(259,746)	(118,852)	6,872	266,618	13,835,139	(140,894)
Japanese government bonds	18	5,296,373	(114,947)	(62,552)	64	115,011	11,180,546	(52,395)
Others	19	17,043,150	164,007	65,845	582,800	418,792	17,035,896	98,162
Foreign bonds	20	12,889,894	(315,112)	143,798	49,851	364,963	12,711,011	(458,910)
Total	21	36,848,884	1,963,420	260,199	2,904,829	941,408	38,596,705	1,703,221
Stocks	22	3,382,790	2,311,425	492,554	2,315,156	3,731	2,987,917	1,818,870
Bonds	23	11,412,888	(429,163)	(287,110)	6,872	436,035	13,857,439	(142,052)
Others	24	22,053,205	81,158	54,755	582,800	501,641	21,751,347	26,402

  (After correction)

Consolidated								(Millions of yen)
		Mar. 31, 2026					Mar. 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	4,655,314	(178,649)	(172,475)	7	178,657	274,414	(6,174)
Other securities	2	34,702,693	3,120,622	314,599	3,867,995	747,373	39,776,760	2,806,023
Stocks	3	3,503,280	2,497,195	536,268	2,498,675	1,480	3,045,167	1,960,926
Bonds	4	7,556,702	(271,242)	(126,405)	6,858	278,101	13,893,477	(144,837)
Japanese government bonds	5	5,476,427	(120,444)	(68,049)	64	120,509	11,180,546	(52,395)
Others	6	23,642,710	894,669	(95,263)	1,362,461	467,791	22,838,114	989,933
Foreign bonds	7	18,534,788	(300,425)	148,672	79,365	379,791	17,424,744	(449,098)
Other money held in trust	8	521	-	-	-	-	520	-
Total	9	39,358,530	2,941,973	142,123	3,868,003	926,030	40,051,695	2,799,849
Stocks	10	3,503,280	2,497,195	536,268	2,498,675	1,480	3,045,167	1,960,926
Bonds	11	12,142,145	(449,828)	(298,816)	6,858	456,686	14,167,892	(151,011)
Others	12	23,713,103	894,605	(95,327)	1,362,469	467,863	22,838,635	989,933

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2026					Mar. 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	4,087,646	(169,416)	(168,258)	-	169,416	22,300	(1,158)
Stocks of subsidiaries and affiliates	14	5,310,009	(80,761)	(10,703)	2,087	82,848	5,009,805	(70,058)
Other securities	15	27,351,617	2,113,988	339,550	2,836,908	722,919	33,564,599	1,774,438
Stocks	16	3,082,836	2,309,338	492,168	2,313,069	3,731	2,693,563	1,817,170
Bonds	17	7,325,242	(259,746)	(118,852)	6,872	266,618	13,835,139	(140,894)
Japanese government bonds	18	5,296,373	(114,947)	(62,552)	64	115,011	11,180,546	(52,395)
Others	19	16,943,539	64,396	(33,765)	516,966	452,569	17,035,896	98,162
Foreign bonds	20	12,889,894	(315,112)	143,798	49,851	364,963	12,711,011	(458,910)
Total	21	36,749,273	1,863,809	160,588	2,838,995	975,185	38,596,705	1,703,221
Stocks	22	3,382,790	2,311,425	492,554	2,315,156	3,731	2,987,917	1,818,870
Bonds	23	11,412,888	(429,163)	(287,110)	6,872	436,035	13,857,439	(142,052)
Others	24	21,953,594	(18,452)	(44,855)	516,966	535,418	21,751,347	26,402

Appendix: Financial results for the fiscal year ended March 31, 2026 supplementary information — Page 15

  15. Deferred tax assets and liabilities

  (Before correction)

					(Billions of yen)

SMBC non-consolidated			Mar. 31, 2026	Change from Mar. 31, 2025	Mar. 31, 2025
(a) Total deferred tax assets	(b-c)	1	581.4	103.0	478.4
(b) Subtotal of deferred tax assets		2	731.3	112.1	619.2
Reserve for possible loan losses and write-off of loans		3	278.6	19.6	259.0
Taxable write-off of securities		4	95.9	3.9	92.0
Others		5	356.8	88.6	268.2
(c) Valuation allowance		6	149.9	9.1	140.8
(d) Total deferred tax liabilities		7	778.6	168.0	610.6
Net unrealized gains on other securities		8	658.0	161.2	496.8
Others		9	120.6	6.9	113.8

Net deferred tax assets	(a-d)	10	(197.2)	(65.1)	(132.2)
Amount corresponding to net deferred (gains) losses on hedges included in line 5 and net unrealized (gains) losses on other securities included in line 8		11	(511.9)	(93.5)	(418.4)
Others		12	314.7	28.4	286.2

(After correction)
					(Billions of yen)

SMBC non-consolidated			Mar. 31, 2026	Change from Mar. 31, 2025	Mar. 31, 2025
(a) Total deferred tax assets	(b-c)	1	581.4	103.0	478.4
(b) Subtotal of deferred tax assets		2	731.3	112.1	619.2
Reserve for possible loan losses and write-off of loans		3	278.6	19.6	259.0
Taxable write-off of securities		4	95.9	3.9	92.0
Others		5	356.8	88.6	268.2
(c) Valuation allowance		6	149.9	9.1	140.8
(d) Total deferred tax liabilities		7	747.2	136.6	610.6
Net unrealized gains on other securities		8	626.6	129.8	496.8
Others		9	120.6	6.9	113.8

Net deferred tax assets	(a-d)	10	(165.8)	(33.7)	(132.2)
Amount corresponding to net deferred (gains) losses on hedges included in line 5 and net unrealized (gains) losses on other securities included in line 8		11	(480.5)	(62.1)	(418.4)
Others		12	314.7	28.4	286.2

Appendix: Financial results for the fiscal year ended March 31, 2026 supplementary information — Page 16

16. Capital ratio (BIS guidelines)

(Before correction)

(Basel III basis)

Consolidated	(Billions of yen, %)
	Mar. 31, 2026		Mar. 31, 2025 (b)
	[Preliminary] (a)	(a) - (b)
(1) Total capital ratio (4) / (7)	15.69	0.51	15.18
(2) Tier 1 capital ratio (5) / (7)	14.49	0.26	14.23
(3) Common equity Tier 1 capital ratio (6) / (7)	12.41	(0.03)	12.44
(4) Total capital	15,865.9	1,721.8	14,144.1
(5) Tier 1 capital	14,655.9	1,397.0	13,258.8
(6) Common equity Tier 1 capital	12,544.0	958.9	11,585.1
(7) Risk weighted assets	101,078.2	7,961.1	93,117.1
(8) Required capital (7) X 8%	8,086.3	636.9	7,449.4
(9) Leverage Ratio	5.00	(0.01)	5.01

SMBC consolidated
(1) Total capital ratio	17.34	0.56	16.78
(2) Tier 1 capital ratio	15.42	0.10	15.32
(3) Common equity Tier 1 capital ratio	12.32	(0.18)	12.50
(4) Leverage Ratio	4.96	(0.14)	5.10

SMBC non-consolidated
(1) Total capital ratio	15.83	1.11	14.72
(2) Tier 1 capital ratio	13.62	0.59	13.03
(3) Common equity Tier 1 capital ratio	10.22	0.21	10.01
(4) Leverage Ratio	4.63	0.22	4.41

(After correction)

(Basel III basis)

Consolidated	(Billions of yen, %)
	Mar. 31, 2026		Mar. 31, 2025 (b)
	[Preliminary] (a)	(a) - (b)
(1) Total capital ratio (4) / (7)	15.60	0.42	15.18
(2) Tier 1 capital ratio (5) / (7)	14.41	0.18	14.23
(3) Common equity Tier 1 capital ratio (6) / (7)	12.32	(0.12)	12.44
(4) Total capital	15,783.6	1,639.5	14,144.1
(5) Tier 1 capital	14,575.6	1,316.8	13,258.8
(6) Common equity Tier 1 capital	12,464.2	879.1	11,585.1
(7) Risk weighted assets	101,131.3	8,014.2	93,117.1
(8) Required capital (7) X 8%	8,090.5	641.1	7,449.4
(9) Leverage Ratio	4.98	(0.03)	5.01

SMBC consolidated
(1) Total capital ratio	17.25	0.47	16.78
(2) Tier 1 capital ratio	15.33	0.01	15.32
(3) Common equity Tier 1 capital ratio	12.23	(0.27)	12.50
(4) Leverage Ratio	4.94	(0.16)	5.10

SMBC non-consolidated
(1) Total capital ratio	15.72	1.00	14.72
(2) Tier 1 capital ratio	13.51	0.48	13.03
(3) Common equity Tier 1 capital ratio	10.12	0.11	10.01
(4) Leverage Ratio	4.60	0.19	4.41

Appendix: Financial results for the fiscal year ended March 31, 2026 supplementary information — Page 17~18

Reference: Financial Statements of SMBC

1.  Condensed balance sheet

(Before correction)

SMBC non-consolidated	(Millions of yen)

	Mar. 31, 2026		Mar. 31, 2025 (b)
	(a)	(a) - (b)
Assets
Cash and due from banks	68,651,578	(1,110,400)	69,761,979
Call loans	5,462,547	977,777	4,484,770
Receivables under resale agreements	7,675,741	(950,242)	8,625,984
Receivables under securities borrowing transactions	2,346,965	1,215,229	1,131,736
Monetary claims bought	2,289,341	144,174	2,145,167
Trading assets	4,910,025	1,445,874	3,464,150
Securities	35,715,777	(1,846,074)	37,561,851
Loans and bills discounted	110,748,673	6,233,081	104,515,592
Foreign exchanges	1,877,094	(656,321)	2,533,415
Other assets	8,018,167	637,167	7,380,999
Tangible fixed assets	812,162	59,734	752,427
Intangible fixed assets	487,718	83,280	404,437
Prepaid pension cost	679,458	120,558	558,899
Customers’ liabilities for acceptances and guarantees	16,579,830	1,580,407	14,999,422
Reserve for possible loan losses	(693,865)	(68,326)	(625,538)
Reserve for possible losses on investments	(2,806)	89,764	(92,570)
Total assets	265,558,413	7,955,687	257,602,725

Note: Amounts less than 1 million yen are rounded down.

(Continued)

		(Millions of yen)

	Mar. 31, 2026 (a)		Mar. 31, 2025 (b)
		(a) - (b)
Liabilities
Deposits	171,335,915	11,604,244	159,731,671
Negotiable certificates of deposit	15,975,615	(1,513,959)	17,489,575
Call money	1,069,649	131,640	938,008
Payables under repurchase agreements	11,263,623	(6,110,351)	17,373,975
Payables under securities lending transactions	338,736	(962,347)	1,301,084
Commercial paper	2,242,956	418,437	1,824,519
Trading liabilities	3,921,172	1,380,470	2,540,702
Borrowed money	20,489,569	(671,126)	21,160,696
Foreign exchanges	1,498,334	(317,080)	1,815,415
Bonds	483,702	88,644	395,058
Due to trust account	1,244,765	(290,958)	1,535,723
Other liabilities	10,556,284	2,026,387	8,529,896
Reserve for employee bonuses	18,280	3,723	14,557
Reserve for executive bonuses	1,445	152	1,292
Reserve for point service program	3,991	1,827	2,163
Reserve for reimbursement of deposits	35,019	30,349	4,669
Deferred tax liabilities	197,238	65,067	132,170
Deferred tax liabilities for land revaluation	25,750	(673)	26,424
Acceptances and guarantees	16,579,830	1,580,407	14,999,422
Total liabilities	257,281,882	7,464,854	249,817,028
Net assets
Capital stock	1,771,093	—	1,771,093
Capital surplus	1,774,651	—	1,774,651
Capital reserve	1,771,140	—	1,771,140
Other capital surplus	3,510	—	3,510
Retained earnings	4,381,583	545,881	3,835,702
Other retained earnings	4,381,583	545,881	3,835,702
Voluntary reserve for retirement allowances	1,656	—	1,656
Voluntary reserve	219,845	—	219,845
Retained earnings brought forward	4,160,082	545,881	3,614,201
Treasury stock	(210,003)	—	(210,003)
Total stockholders’ equity	7,717,325	545,881	7,171,443
Net unrealized gains (losses) on other securities	1,551,739	276,159	1,275,580
Net deferred gains (losses) on hedges	(1,012,596)	(328,162)	(684,434)
Land revaluation excess	20,062	(3,045)	23,107
Total valuation and translation adjustments	559,204	(55,048)	614,253
Total net assets	8,276,530	490,832	7,785,697
Total liabilities and net assets	265,558,413	7,955,687	257,602,725

Note: Amounts less than 1 million yen are rounded down.

(After correction)

SMBC non-consolidated	(Millions of yen)

	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	68,651,578	(1,110,400)	69,761,979

Call loans	5,462,547	977,777	4,484,770

Receivables under resale agreements	7,675,741	(950,242)	8,625,984

Receivables under securities borrowing transactions	2,346,965	1,215,229	1,131,736

Monetary claims bought	2,189,730	44,563	2,145,167

Trading assets	4,910,025	1,445,874	3,464,150

Securities	35,715,777	(1,846,074)	37,561,851

Loans and bills discounted	110,748,673	6,233,081	104,515,592

Foreign exchanges	1,877,094	(656,321)	2,533,415

Other assets	8,018,167	637,167	7,380,999

Tangible fixed assets	812,162	59,734	752,427

Intangible fixed assets	487,718	83,280	404,437

Prepaid pension cost	679,458	120,558	558,899

Customers’ liabilities for acceptances and guarantees	16,579,830	1,580,407	14,999,422

Reserve for possible loan losses	(693,865)	(68,326)	(625,538)

Reserve for possible losses on investments	(2,806)	89,764	(92,570)

Total assets	265,458,802	7,856,076	257,602,725

Note: Amounts less than 1 million yen are rounded down.

(Continued)

(Millions of yen)

	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Liabilities
Deposits	171,335,915	11,604,244	159,731,671
Negotiable certificates of deposit	15,975,615	(1,513,959)	17,489,575
Call money	1,069,649	131,640	938,008
Payables under repurchase agreements	11,263,623	(6,110,351)	17,373,975
Payables under securities lending transactions	338,736	(962,347)	1,301,084
Commercial paper	2,242,956	418,437	1,824,519
Trading liabilities	3,921,172	1,380,470	2,540,702
Borrowed money	20,489,569	(671,126)	21,160,696
Foreign exchanges	1,498,334	(317,080)	1,815,415
Bonds	483,702	88,644	395,058
Due to trust account	1,244,765	(290,958)	1,535,723
Other liabilities	10,556,284	2,026,387	8,529,896
Reserve for employee bonuses	18,280	3,723	14,557
Reserve for executive bonuses	1,445	152	1,292
Reserve for point service program	3,991	1,827	2,163
Reserve for reimbursement of deposits	35,019	30,349	4,669
Deferred tax liabilities	165,841	33,670	132,170
Deferred tax liabilities for land revaluation	25,750	(673)	26,424
Acceptances and guarantees	16,579,830	1,580,407	14,999,422
Total liabilities	257,250,485	7,433,457	249,817,028
Net assets
Capital stock	1,771,093	—	1,771,093
Capital surplus	1,774,651	—	1,774,651
Capital reserve	1,771,140	—	1,771,140
Other capital surplus	3,510	—	3,510
Retained earnings	4,381,583	545,881	3,835,702
Other retained earnings	4,381,583	545,881	3,835,702
Voluntary reserve for retirement allowances	1,656	—	1,656
Voluntary reserve	219,845	—	219,845
Retained earnings brought forward	4,160,082	545,881	3,614,201
Treasury stock	(210,003)	—	(210,003)
Total stockholders’ equity	7,717,325	545,881	7,171,443
Net unrealized gains (losses) on other securities	1,483,525	207,945	1,275,580
Net deferred gains (losses) on hedges	(1,012,596)	(328,162)	(684,434)
Land revaluation excess	20,062	(3,045)	23,107
Total valuation and translation adjustments	490,991	(123,262)	614,253
Total net assets	8,208,316	422,619	7,785,697
Total liabilities and net assets	265,458,802	7,856,076	257,602,725

Note: Amounts less than 1 million yen are rounded down.

Appendix: Financial results for the fiscal year ended March 31, 2026 supplementary information — Page 20

3. Statement of changes in net assets

(Before correction)

SMBC non-consolidated

Year ended March 31, 2026	(Millions of yen)

	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,771,093	1,771,140	3,510	1,656	219,845	3,614,201	(210,003)	7,171,443
Changes in the period
Cash dividends						(868,070)		(868,070)
Net income						1,411,682		1,411,682
Reversal of land revaluation excess						2,269		2,269
Net changes in items other than stockholders’ equity in the period
Net changes in the period						545,881		545,881
Balance at the end of the period	1,771,093	1,771,140	3,510	1,656	219,845	4,160,082	(210,003)	7,717,325

	(Millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments
Balance at the beginning of the period	1,275,580	(684,434)	23,107	614,253	7,785,697
Changes in the period
Cash dividends					(868,070)
Net income					1,411,682
Reversal of land revaluation excess					2,269
Net changes in items other than stockholders’ equity in the period	276,159	(328,162)	(3,045)	(55,048)	(55,048)
Net changes in the period	276,159	(328,162)	(3,045)	(55,048)	490,832
Balance at the end of the period	1,551,739	(1,012,596)	20,062	559,204	8,276,530

Note: Amounts less than 1 million yen are rounded down.

(After correction)

SMBC non-consolidated

Year ended March 31, 2026	(Millions of yen)

	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,771,093	1,771,140	3,510	1,656	219,845	3,614,201	(210,003)	7,171,443

Changes in the period

Cash dividends						(868,070)		(868,070)

Net income						1,411,682		1,411,682

Reversal of land revaluation excess						2,269		2,269

Net changes in items other than stockholders’ equity in the period

Net changes in the period						545,881		545,881

Balance at the end of the period	1,771,093	1,771,140	3,510	1,656	219,845	4,160,082	(210,003)	7,717,325

	(Millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments

Balance at the beginning of the period	1,275,580	(684,434)	23,107	614,253	7,785,697

Changes in the period

Cash dividends					(868,070)

Net income					1,411,682

Reversal of land revaluation excess					2,269

Net changes in items other than stockholders’ equity in the period	207,945	(328,162)	(3,045)	(123,262)	(123,262)

Net changes in the period	207,945	(328,162)	(3,045)	(123,262)	422,619

Balance at the end of the period	1,483,525	(1,012,596)	20,062	490,991	8,208,316

Note: Amounts less than 1 million yen are rounded down.